UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_______________________

FORTRESS INVESTMENT GROUP LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

34958B106

(CUSIP Number)

Shigeki Fujitani

President

Nomura Investment Managers U.S.A., Inc.

c/o Nomura Holdings, Inc.

1-9-1, Nihonhashi

Chuo-ku

Tokyo 103-8011, Japan

+81-3-52551000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

May 20, 2009

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [ X ]. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

34958B106	Schedule 13D	Page 2 of 18

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nomura Investment Managers U.S.A., Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 60,487,666
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 60,487,666
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,487,666
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.9%
14.		TYPE OF REPORTING PERSON CO

34958B106	Schedule 13D	Page 3 of 18

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nomura Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,487,666
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 60,487,666
	10.	SHARED DISPOSITIVE POWER -0-
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,487,666
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.9%
14.		TYPE OF REPORTING PERSON CO

34958B106	Schedule 13D	Page 4 of 18

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to Class A Shares (the “Class A Shares”), of Fortress Investment Group LLC, a Delaware limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

Item 2.	Identity and Background.

This Schedule 13D is being filed by (i) Nomura Investment Managers U.S.A., Inc. (“NIM”) and (ii) Nomura Holdings, Inc. (“NHI”, and together with NIM, the “Reporting Persons”). NHI is deemed to control the NIM for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”).

NIM is a corporation incorporated under the laws of the State of Delaware. NHI is a corporation incorporated under the laws of Japan. The principal business of the Reporting Persons is acquiring, holding and disposing of interests in various companies for investment purposes. The principal business address of both the Reporting Persons is, 1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan.

Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of each Reporting Person, (ii) all persons controlling the foregoing, and (iii) all executive officers and directors of any corporations ultimately in control of any of the foregoing. Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 20, 2009, NIM subscribed for and purchased 5,400,000 Class A Shares from underwriters in a public offering of the Issuer’s securities (the “Subscription”). As consideration for the Subscription, NIM paid an aggregate of $27,000,000 from cash on hand. Immediately prior to the Subscription, the Reporting Persons beneficially owned 55,087,666 Class A Shares, a portion of which were purchased by NIM prior to the Issuer’s initial public offering and a portion of which were received by NIM as compensation for NIM’s designee’s participation on the Board of Directors of the Issuer (the “Board”), as described in Item 4 below, all of which were previously disclosed by NIM on Schedule 13G filed February 14, 2009.

34958B106	Schedule 13D	Page 5 of 18

Item 4.	Purpose of Transaction.

The information provided in Item 3 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease its investment position in the Class A Shares of the Issuer. The Reporting Persons may, from time to time, make additional purchases of Class A Shares or may sell Class A Shares, either in the open market or in privately-negotiated transactions. Whether the Reporting Persons purchase any additional Class A Shares or dispose of any Class A Shares, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Class A Shares for purchase at particular price levels, the Issuer’s and the Reporting Persons’ business and prospects, other business investment opportunities available to the Reporting Persons, economic conditions, stock market conditions, money market conditions, the actions of the Board, management of the Issuer and other shareholders of the Issuer, the availability and nature of opportunities to dispose of the Reporting Persons’ interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the Reporting Persons. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in Class A Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Shares.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

NIM has the right to cause the Board to nominate individuals designated by NIM such that NIM will have one designee on the Board. Mr. Takumi Shibata, a director of NIM and a director and deputy president/chief operating officer of NHI, currently serves as NIM’s designee on the Board. As a member of the Board, Mr. Shibata may have influence over the corporate activity of the Issuer, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

All calculations of percentage ownership in this Schedule 13D are based on information provided to the Reporting Persons from the Issuer that, as of May 29, 2009, the total number of Class A Shares outstanding is 134,642,272.

The Reporting Persons beneficially own 60,487,666 Class A Shares (approximately 44.9% of the total number of Class A Shares outstanding). NIM has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 60,487,666 Class A Shares. As the sole shareholder of NIM, NHI has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 60,487,666 Class A Shares.

34958B106	Schedule 13D	Page 6 of 18

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons, nor any person listed on Schedule A hereto has effected any transactions in Class A Shares during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investor Shareholder Agreement.

In connection with NIM’s purchase of Class A Shares prior to the Issuer’s initial public offering, NIM and the Issuer entered into that certain Investor Shareholder Agreement, dated as of January 17, 2007, by and between the Issuer and NIM (the “Shareholder Agreement”). The Shareholder Agreement terminates (except for the indemnification provisions related to registration rights and certain administrative provisions) upon the earlier of: (i) January 1, 2025 and (ii) the date on which NIM and its permitted transferees no longer hold Class A Shares representing at least 1% of the total voting power of the Issuer.

References to and descriptions of the Shareholder Agreement and the transactions contemplated thereby as set forth in this Item 6 may not be complete and are qualified in their entirety by reference to the Shareholder Agreement, which is attached as Exhibit 1 and is incorporated in its entirety in this Item 6.

The Shareholder Agreement provides for, among other things, the following:

Board Representation. For so long as NIM holds at least 10% of the voting power of the Issuer, NIM shall be entitled to nominate one individual for election to the Board.

Registration Rights. NIM and its permitted transferees who, together, hold securities of the Issuer representing at least 2.5% of the voting power of the Issuer have the right to request that the Issuer register securities of the Issuer representing at least 2.5% of the total voting power of the Class A Shares under the Securities Act of 1933 (the “Securities Act”). NIM is entitled to make two demand requests to register its Class A Shares.

Upon receipt of such a request, the Issuer is required to promptly give written notice of such requested registration to all holders of registrable securities under the Shareholder Agreement and, thereafter, to use its reasonable best efforts to effect the registration under the Securities Act of all registrable securities which it has been requested to register pursuant to the terms of the Shareholder Agreement. The Issuer is not required to effect a registration requested by the Reporting Person and its permitted transferees for 180 days after the effectiveness of a registration statement in which all holders of Class A Shares with “piggyback” registration rights were given the option to participate or within four months of any demand registration.

34958B106	Schedule 13D	Page 7 of 18

If NIM and its permitted transferees request registration of any of their Class A Shares, the Issuer is required to prepare and file a registration statement with the United States Securities and Exchange Commission as soon as possible after receipt of the request, subject to the right of the Issuer to delay such filing. The Issuer is permitted to postpone an offering for a reasonable time period on up to two occasions that does not exceed 120 days in the aggregate in any twelve month period if the Board determines in its good faith and reasonable judgment that the filing or effectiveness of the registration statement related to such demand would cause the disclosure of material, non-public information that the Issuer has a bona fide business purpose for preserving as confidential.

Subject to certain exceptions, whenever the Issuer proposes to register any of its equity securities under the Securities Act, NIM and its permitted transferees holding at least 1% of the voting power of the Issuer shall have the right to request registration of all or a portion of such person’s securities.

Standstill. NIM is subject to standstill provisions with respect to the Class A Shares of the Issuer purchased prior to the Issuer’s initial public offering (the “Initial Class A Shares”) that generally restrict it from acquiring additional equity securities of the Issuer (or any rights to purchase equity securities) that would increase NIM’s beneficial ownership of Class A Shares, or otherwise take action to increase NIM’s control over the Issuer. ). Except as provided in the Shareholder Agreement or as approved by a majority of the members of the Board (including a majority of the Principals (as defined in the Shareholder Agreement) who are members of the Board, the standstill provisions prohibit NIM from taking the following actions,:

•	acquiring the beneficial ownership of additional equity securities (or the rights to purchase equity securities) of the Issuer, subject to certain exceptions;
•

entering into or agreeing to enter into any proposal with respect to any form of business combination involving the Issuer (except for proposals to purchase or acquire a non-material portion of the assets of the Issuer or any of its subsidiaries that are not required to be publicly disclosed);

•

initiating or proposing any securityholder proposal without the approval of the Board or in any way participating in any “solicitation” of “proxies” to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer or requesting or taking any action to obtain any list of securityholders for such purposes with respect to any matter (or, as to such matters, soliciting any person in a manner that would require the filing of a proxy statement under Regulation 14A of the Exchange Act);

•

participating in the formation of a group formed for the purpose of acquiring, holding, voting or disposing of or taking any other action with respect to voting securities of the Issuer (except to the extent such group is formed among NIM and its affiliates);

34958B106	Schedule 13D	Page 8 of 18

•

deposit any voting securities of the Issuer in a voting trust or enter into any voting agreement or arrangement with respect thereto (other than the Shareholder Agreement and such voting trusts or agreements which are solely between NIM and its permitted transferees or made between NIM and its permitted transferees and the Issuer pursuant to the Shareholder Agreement);

•	seeking representation on the Board, the removal of a representative on the Board or change in size or composition of the Board, except, in each case, as contemplated by the Shareholder Agreement;
•	making any request to amend or waive any of the foregoing; and
•	disclosing any plan to do any of the foregoing or assist or encouraging any third party to do any of the foregoing.

The foregoing provisions do not prohibit NIM from: (i) selling any of its Initial Class A Shares, (ii) trading securities of the Issuer and its subsidiaries for the accounts of NIM’s customers in the ordinary course of trading, investment management, financing and brokerage activities subject to appropriate information barriers being in place, (iii) participating in any co-investment opportunities offered by the Issuer, (iv) responding to inquiries from any shareholder of the Issuer as to NIM’s intention with respect to the voting of any voting securities of the Issuer, so long as such response is consistent with the terms of the Shareholder Agreement, (v) owning any voting securities of the Issuer issued as dividends or distributions in respect of, or issued upon conversion, exchange or exercise of, securities which NIM is permitted to own under the Shareholder Agreement.

In addition, the foregoing provisions do not: (i) restrict the right of each member of the Board or any committee thereof to vote on any matter as such person believes is appropriate in light of his or her duties as a director or committee member or the manner in which a director may participate in his or her capacity as a director in deliberations or discussions at meetings of the Board or as a member of any committee thereof, or (ii) prohibit any officer, director, employee or agent of NIM from purchasing or otherwise acquiring voting securities of the Issuer so long as he or she is not a member of a group that includes NIM or is not otherwise acting on behalf of NIM.

The Subscription was approved by the Board and therefore permitted by the Shareholder Agreement.

Transfer Restrictions. NIM may only transfer its Class A Shares (i) to a person in a registered public offering, or (ii) to a person in accordance with Rule 144 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

34958B106	Schedule 13D	Page 9 of 18

Lock-Up Agreement.

In connection with the Subscription, NIM entered into that certain Lock-Up Agreement, dated as of May 14, 2009, delivered to Citigroup Global Markets, Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., as representatives of the several underwriters referenced therein (the “Lock-Up Agreement”).

References to and descriptions of the Lock-Up Agreement and the transactions contemplated thereby as set forth in this Item 6 may not be complete and are qualified in their entirety by reference to the Lock-Up Agreement, which is attached as Exhibit 2 and is incorporated in its entirety in this Item 6.

Pursuant to the terms of the Lock-Up Agreement, NIM has agreed, for the duration of the “Lock-Up Period” (as defined below), not to offer, sell contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A Shares (or any options or warrants to purchase Class A Shares or any securities convertible into Class A Shares). NIM is further prohibited from entering into any hedging or other transaction that could reasonably be expected to lead to or result in a sale of disposition of any of NIM’s Class A Shares.

The “Lock-Up Period” commenced on May 14, 2009 and will continue for 60 days after the consummation of the Subscription until July 19, 2009, subject to extension if the Issuer makes certain announcements concerning the release of earnings results during the initial Lock-Up Period.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1

Investor Shareholder Agreement, dated as of January 17, 2007, by and between Fortress Investment Group Holdings LLC (now known as Fortress Investment Group LLC) and Nomura Investment Managers U.S.A., Inc. (incorporated by reference to Exhibit 4.3 of the Issuer’s Form S-1/A filed on January 19, 2007).

Exhibit 2

Lock-Up Agreement, dated as of May 14, 2009, delivered to Citigroup Global Markets, Inc., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Nomura Securities International, Inc., as representatives of the several underwriters referenced therein.

34958B106	Schedule 13D	Page 10 of 18

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2009

Nomura Investment Managers U.S.A., Inc.

/s/ Shigeki Fujitani
By:	Shigeki Fujitani
Its:	President

34958B106	Schedule 13D	Page 11 of 18

Schedule A

Executive Officers and Directors of Nomura Investment Managers U.S.A., Inc.

Name	Address	Position	Present Principal Occupation or Employment	Citizenship
Takumi Shibata	c/o Nomura Holdings, Inc., 1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Director	Deputy President & COO of Nomura Holdings, Inc. (“NHI”)	Japan
Shigeki Fujitani	c/o Nomura Holdings, Inc., 1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	President and Director	Senior Managing Director and Deputy CFO of NHI	Japan

Executive Officers and Directors of Nomura Holdings, Inc.

Name	Address	Position	Present Principal Occupation or Employment	Citizenship
Kenichi Watanabe	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	President & CEO/Director	President & CEO/Director of NHI	Japan
Takumi Shibata	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Deputy President & COO/Director	Director of NHI	Japan
Hitoshi Tada	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Hiromi Yamaji	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan

34958B106	Schedule 13D	Page 12 of 18

Name	Address	Position	Present Principal Occupation or Employment	Citizenship
Shoichi Nagamatsu	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Akira Maruyama	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Atsushi Yoshikawa	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Hiroshi Tanaka	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Masafumi Nakada	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Noriaki Nagai	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Executive Managing Director	Executive Managing Director of NHI	Japan
Junichi Ujiie	1-9-1, Nihonhashi, Chuo-ku, Tokyo 103-8011, Japan	Director	Chairman of NHI	Japan
Masaharu Shibata	2-56 Suda-cho, Mizuho, Nagoya 467-8530, Japan	Director	Chairman of NGK Insulators, Ltd.	Japan
Hideaki Kubori	5-1 Yurakucho 1-chome Chiyoda-ku, Tokyo 100-0006, Japan	Director	Chairman of Hibiya Park Law Offices	Japan

34958B106	Schedule 13D	Page 13 of 18

Name	Address	Position	Present Principal Occupation or Employment	Citizenship
Haruo Tsuji	22-22 Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan	Director	Corporate Advisor to Sharp Corporation	Japan
Fumihide Nomura	2-1-2 Koraibashi, Chuo-ku, Osaka 541-0043, Japan	Director	President of Nomura Shokusan Co., Ltd.	Japan
Tsuguoki Fujinuma	1-13-27 Kasuga, Bunkyo-ku, Tokyo 112-8551, Japan	Director	Certified Public Accountant	Japan
Masahiro Sakane	2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan	Director	Chairman of Komatsu Ltd.	Japan
Masanori Itatani	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Director	Director of NHI	Japan
Yoshifumi Kawabata	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan	Director	Director of NHI	Japan

34958B106	Schedule 13D	Page 14 of 18

Exhibit 2

Lock-Up Agreement

34958B106	Schedule 13D	Page 15 of 18

Fortress Investment Group LLC

Lock-Up Agreement

May 14, 2009

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Nomura Securities International, Inc.

as Representatives of the several Underwriters

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Re: Fortress Investment Group LLC - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with Fortress Investment Group LLC, a Delaware limited liability company (the “Company”), providing for a public offering of the Class A Shares of the Company (the “Shares”) pursuant to a Registration Statement on Form S-3 (No. 333-153689) filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class A Shares of the Company, or any options or warrants to purchase any shares of Class A Shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Shares of the Company, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

34958B106	Schedule 13D	Page 16 of 18

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 60 days after the public offering date set forth on the final prospectus used to sell the Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless each of the Representatives waive, in writing, such extension.

The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the previous paragraph to the undersigned (in accordance with Section 13 of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the previous paragraph) has expired.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent of each of the Representatives on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer the Shares to any wholly-owned subsidiary or Controlled Affiliate of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such Shares subject to the provisions of this Agreement and there shall be no further transfer of such Shares except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and, except as contemplated by clause (i), (ii), or (iii) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the

34958B106	Schedule 13D	Page 17 of 18

entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions. “Affiliate” of any entity means any other entity that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first entity. “Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

[Signature Page Follows]

34958B106	Schedule 13D	Page 18 of 18

The undersigned has executed this Lock-Up Agreement as of the date first written above.

Very truly yours,

NOMURA INVESTMENT MANAGERS U.S.A., INC.
Exact Name of Shareholder

Authorized Signature

Title